EMX Royalty Corporation
Condensed Consolidated Interim Financial Statements
(Unaudited)

June 30, 2024

Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s)
Condensed Consolidated Statements of Financial Position

	As at June 30,	As at December 31,
	2024	2023

Assets

Cash and cash equivalents	$21,421	$20,677
Investments (Note 3)	4,943	6,628
Trade receivables and other assets (Note 4)	9,395	7,743
Total current assets	35,759	35,048

Restricted cash	144	144
Investments (Note 3)	3,374	3,940
Trade receivables and other assets (Note 4)	8,788	11,207
Investment in associated entity (Note 5)	62,288	58,827
Royalty and other property interests (Note 6)	44,499	48,099
Property and equipment	770	853
Deferred financing charges	464	450
Total non-current assets	120,327	123,520

Total Assets	$156,086	$158,568

Liabilities

Accounts payable and accrued liabilities	$2,358	$2,818
Advances from joint venture partners (Note 7)	1,318	994
Derivative liabilities (Note 8)	834	754
Loan payable (Note 9)	33,670	32,752
Total current liabilities	38,180	37,318

Deferred income tax liability	826	815
Total non-current liabilities	826	815

Total Liabilities	39,006	38,133

Shareholders' Equity

Capital stock (Note 10)	164,845	160,913
Reserves	17,582	18,620
Deficit	(65,347)	(59,098)
Total Shareholders' Equity	117,080	120,435

Total Liabilities and Shareholders' Equity	$156,086	$158,568
Nature of operations and going concern (Note 1)

Approved on behalf of the Board of Directors on August 8, 2024

Signed:	"David M Cole"	Director	Signed:	"Sunny Lowe"	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except per share amounts
Condensed Consolidated Statements of Loss

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023

Revenue and Other Income (Note 11)	$6,005	$3,408	$12,245	$6,150

Costs and Expenses
General and administrative (Note 12)	1,694	1,576	3,842	3,298
Royalty generation and project evaluation, net (Note 13)	2,907	2,200	5,841	5,022
Depletion, depreciation, and direct royalty taxes	1,369	790	3,788	1,642
Share-based payments (Note 14)	872	122	1,049	265
	6,842	4,688	14,520	10,227

Loss from operations	(837)	(1,280)	(2,275)	(4,077)

Gain (loss) on revaluation of investments	1,142	(1,383)	1,226	(709)
Loss on sale of marketable securities	(1,535)	(17)	(1,946)	(459)
Gain (loss) on revaluation of derivative liabilities (Note 8)	(66)	188	(107)	(398)
Equity income from investment in associated entity (Note 5)	1,411	1,340	2,208	2,255
Foreign exchange loss	(139)	(797)	(255)	(965)
Gain on revaluation of receivables	-	124	-	124
Impairment charges	-	-	(45)	-
Finance expense (Note 9)	(1,080)	(1,270)	(2,145)	(2,511)
Other losses (Note 15)	(2,326)	-	(2,326)	-

Loss before income taxes	(3,430)	(3,095)	(5,665)	(6,740)

Deferred income tax expense	(165)	(1,554)	(10)	(1,556)
Income tax expense	(427)	(73)	(574)	(152)

Loss for the period	$(4,022)	$(4,722)	$(6,249)	$(8,448)

Basic loss per share	$(0.04)	$(0.04)	$(0.06)	$(0.08)
Diluted loss per share	$(0.04)	$(0.04)	$(0.06)	$(0.08)

Weighted average no. of shares outstanding - basic	113,076,261	110,698,311	112,664,381	110,681,345
Weighted average no. of shares outstanding - diluted	113,076,261	110,698,311	112,664,381	110,681,345

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s)
Condensed Consolidated Statements of Cash Flows

	Six months ended June 30,
	2024	2023

Cash flows from operating activities
Loss for the period	$(6,249)	$(8,448)
Items not affecting operating activities:
Interest income	(878)	(686)
Effect of exchange rate changes on cash and cash equivalents	151	(51)
Items not affecting cash:
Gain on revaluation of investments	(1,226)	709
Equity income from investments in associate (Note 5)	(2,208)	(2,255)
Share-based payments (Note 14)	1,543	225
Deferred income tax expense	10	1,556
Depletion and depreciation	3,743	1,668
Finance expense (Note 9)	2,145	2,511
Impairment charges	45	-
Shares received pursuant to property agreements	(51)	(798)
Other non-cash movements (Note 19)	1,820	475

Changes in non-cash working capital items (Note 19)	1,668	759
Total cash provided by (used in) operating activities	513	(4,335)

Cash flows from investing activities
Dividends and other distributions (Note 5)	3,579	3,566
Loan receivable	-	(750)
Purchase of investment in associated entity (Note 5)	(4,742)	(3,517)
Proceeds from the sale of fair value through profit and loss investments, net	1,359	676
Other movements (Note 19)	137	(32)
Total cash provided by (used in) investing activities	333	(57)

Cash flows from financing activities
Loan repayments (Note 9)	(1,227)	(1,572)
Purchase of common shares returned to treasury (Note 10)	(206)	-
Proceeds from exercise of options and settlement of RSUs, net	1,512	66
Deferred financing costs	(30)	-
Total cash provided by (used) in financing activities	49	(1,506)

Effect of exchange rate changes on cash and cash equivalents	(151)	51

Change in cash and cash equivalents	744	(5,847)
Cash and cash equivalents, beginning	20,677	16,838
Cash in assets held for sale	-	(24)

Cash and cash equivalents, ending	$21,421	$10,967

Supplemental disclosure with respect to cash flows (Note 19)
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except per share amounts
Condensed Consolidated Statements of Shareholders' Equity

	Number of common shares	Capital stock	Reserves	Deficit	Total

Balance as at December 31, 2023	112,234,040	$160,913	$18,620	$(59,098)	$120,435
Shares issued for exercise of stock options	1,315,000	2,558	(924)	-	1,634
RSUs issued	164,500	1,535	(1,657)	-	(122)
Share-based payments	-	-	1,543	-	1,543
Common shares returned to treasury	(106,276)	(206)	-	-	(206)
Shares issued for royalty	30,000	45	-	-	45
Loss for the period	-	-	-	(6,249)	(6,249)

Balance as at June 30, 2024	113,637,264	$164,845	$17,582	$(65,347)	$117,080

	Number of common shares	Capital stock	Reserves	Deficit	Total

Balance as at December 31, 2022	110,664,190	$193,006	$11,753	$(81,558)	$123,201
Shares issued for exercise of stock options	67,500	104	(38)	-	66
Reclass of warrants to derivative liability	-	-	(1,286)	-	(1,286)
Share-based payments	-	-	225	-	225
Foreign currency translation adjustment	-	(35,131)	8,038	27,093	-
Loss for the period	-	-	-	(8,448)	(8,448)

Balance as at June 30, 2023	110,731,690	$157,979	$18,692	$(62,913)	$113,758

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
1. Nature of Operations and Going Concern
EMX Royalty Corporation (the "Company" or "EMX") is a precious, base and battery metals royalty company, which engages in the generation, acquisition and management of resource royalties and similar strategic investments. The Company's royalty and exploration portfolio mainly consists of properties in North America, Türkiye, Europe, Australia, and Latin America. The Company's common shares are listed on the TSX Venture Exchange ("TSX-V"), and the NYSE American under the symbol of "EMX", and also trade on the Frankfurt Stock Exchange under the symbol "6E9". The Company's head office is located at 501 - 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8.
These condensed consolidated interim financial statements have been prepared using IFRS Accounting Standards ("IFRS") applicable to a going concern, which assumes that the Company will be able to realize its assets, discharge its liabilities and continue in operation for the following twelve months. As at June 30, 2024, the Company had a working capital deficit of $2,421 (December 31, 2023 - $2,270). The Company’s ability to continue as a going concern is dependent on its ability to generate profitable earnings, receive continued financial support from strategic shareholders, complete additional financing and/or refinance its existing debt. As a result of the credit agreement the Company entered into on June 19, 2024 with Franco-Nevada Corp. ("Franco-Nevada") (Note 9) management expects that its cash balance, cash flows from operating activities, and available credit facilities will be sufficient to fund the operations of the Company for at least the next twelve months. Subsequent to June 30, 2024, the Company closed the new credit agreement with Franco-Nevada. These condensed consolidated interim financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenues and expenses and the consolidated statement of financial position classifications that would be necessary if the going concern assumption was inappropriate. These adjustments could be material.
Some of the Company's activities for royalty generation are located in emerging nations and, consequently, may be subject to a higher level of risk compared to other developed countries. Operations, the status of mineral property rights and the recoverability of investments in emerging nations can be affected by changing economic, legal, regulatory and political situations.
These condensed consolidated interim financial statements of the Company are presented in United States Dollars ("USD" or "US$"), unless otherwise noted, which is the functional currency of the parent company and its subsidiaries.

2. Statement of Compliance and Summary of Material Accounting Policies
Statement of Compliance
These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting ("IAS 34") using accounting policies consistent with IFRS as issued by the International Accounting Standards Board ("IASB").
These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for financial instruments classified as fair value through profit or loss, which are stated at their fair value. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting except for cash flow information.
Reclassification
Certain comparative figures have been reclassified to conform to the current year presentation.
Summary of Material Accounting Policies
These condensed consolidated interim financial statements follow the same accounting policies and methods of application as the Company's most recent annual financial statements, except as described below, and should be read in conjunction with the annual audited consolidated financial statements of the Company for the year ended December 31, 2023.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	6

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
2. Statement of Compliance and Summary of Material Accounting Policies (continued)
Critical Accounting Judgments and Significant Estimates and Uncertainties
The critical judgments and estimates applied in the preparation of the Company's unaudited condensed consolidated interim financial statements for the six months ended June 30, 2024, are consistent with those applied in the Company's December 31, 2023, audited consolidated financial statements.
New Accounting Policies Issued But Not Yet Effective
Certain pronouncements have been issued by the IASB or IFRIC that are not mandatory for the current period and have not been early adopted. The amendments are effective for accounting periods beginning on or after January 1, 2025, with earlier application permitted. The Company has reviewed these updates and the amendment that is applicable to the Company is discussed below:
IFRS 18 Presentation and Disclosure in Financial Statements
IFRS 18 Presentation and Disclosure in Financial Statements, which will replace IAS 1, Presentation of Financial Statement aims to improve how companies communicate in their financial statements, with a focus on information about financial performance in the statement of profit or loss, in particular additional defined subtotals, disclosures about management-defined performance measures and new principles for aggregation of information. IFRS 18 is accompanied by limited amendments to the requirements in IAS 7 Statement of Cash Flows. IFRS 18 is effective from January 1, 2027. Companies are permitted to apply IFRS 18 before that date. The Company is currently assessing the impact of the new standard.

3. Investments
As at June 30, 2024, and December 31, 2023, the Company had the following investments:

	June 30,	December 31,
	2024	2023
Marketable securities	$1,875	$4,001
Warrants	203	195
Private company investments	6,239	6,372
Total investments	8,317	10,568
Less: current portion	(4,943)	(6,628)
Non-current portion	$3,374	$3,940
The Company may purchase investments and receives investments as proceeds related to various property agreements, and may sell its holdings to the market where appropriate. During the six months ended June 30, 2024, the Company realized $1,359 (2023 - $930) in proceeds from sales of investments.

4. Trade Receivables and Other Assets
The Company's trade receivables and other assets are primarily related to royalty revenue receivable, deferred compensation and milestone payments, refundable taxes and VAT recoverable from government taxation authorities, recoveries of royalty generation costs from project partners, prepaid expenses and reclamation bonds.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	7

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
4. Trade Receivables and Other Assets (continued)
As at June 30, 2024, and December 31, 2023, trade receivables and other assets were as follows:

	June 30,	December 31,
	2024	2023
Royalty revenue receivable	$4,417	$4,028
Refundable taxes	921	1,093
Recoverable royalty generation expenditures and advances	217	894
Deferred compensation	11,504	11,572
Reclamation bonds	284	295
Prepaid expenses, deposits and other	840	1,068
Total receivables and other assets	18,183	18,950
Less: current portion	(9,395)	(7,743)
Non-current portion	$8,788	$11,207
Non-current trade receivables and other assets are comprised of the deferred payments from Aftermath Silver Ltd. ("Aftermath"), AbraSilver Resource Corp. ("AbraSilver") and Scout Discoveries Corp. ("Scout") expected to be collected after 12 months, and reclamation bonds held as security towards future royalty generation work and the related future potential cost of reclamation of the Company's land and unproven mineral interests. During the six months ended June 30, 2024, Scout exercised its early repayment option to settle the amount owed to the Company for the acquisition of former subsidiary, Scout Drilling LLC.
As at June 30, 2024, the Company has no material reclamation obligations and holds bonds to cover any non material reclamation requirements as required by local administrations. Once reclamation of the properties is complete, the bonds will be returned to the Company.
The following table summarizes the Company's deferred compensation as at June 30, 2024 and changes during the six months then ended:

	Aftermath	AbraSilver	Scout	Total
Balance as at December 31, 2023	$5,042	$5,870	$660	$11,572
Interest accretion	258	334	90	682
Amount received	-	-	(1,050)	(1,050)
Gain on sale of subsidiary	-	-	300	300
Balance as at June 30, 2024	5,300	6,204	-	11,504
Less: current portion	(3,000)	-	-	(3,000)
Non-current portion	$2,300	$6,204	$-	$8,504

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	8

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
5. Investment in Associated Entity
Caserones
During the six months ended June 30, 2024, the Company acquired an additional 2.737% interest in SLM California for cash consideration of $4,742 increasing the Company's effective royalty interest in the Caserones property to 0.8306%.
Summarized financial information for the Company's investment in SLM California and reflecting adjustments made by the Company, including adjustments made at the time of acquisition is as follows:

	June 30,	December 31,
	2024	2023
Current assets	$8,508	$11,252
Total liabilities	(3,839)	(6,709)
Net assets	4,669	4,543
The Company's ownership %	42.7	40.0
Acquisition fair value and other adjustments	60,293	57,010
Carrying amount of investment in SLM California	$62,288	$58,827

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Royalty revenue	$6,442	$7,685	$11,247	$13,584
Net income	3,303	3,216	5,167	5,640
The Company's ownership %	42.7	40.0	42.7	40.0
Company's share of net income of SLM California	$1,411	$1,340	$2,208	$2,255
Income generated from the Company’s investment in SLM California is included in equity income from an investment in an associated entity. During the three and six months ended June 30, 2024, the Company’s share of the royalty revenue in SLM California totaled $2,753 and $4,806, respectively (2023 – $3,206 and $5,432, respectively).
The following table summarizes the changes in the carrying amount of the Company's investment in SLM California:

	June 30,	December 31,
	2024	2023
Opening Balance	$58,827	$58,189
Capital investment	4,742	3,517
Company's share of net income of SLM California	2,208	4,134
Distributions	(3,489)	(7,013)
Ending Balance	$62,288	$58,827

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	9

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
6. Royalty and Other Property Interests
As at and for the six months ended June 30, 2024:

	Country	December 31, 2023	Net Additions (Recoveries)	Depletion	Impairment	June 30, 2024	Historical cost	Accumulated depletion and other**
Royalty Interests
Gediktepe	Türkiye	$29,901	$-	$(3,442)	$-	$26,459	$43,746	$(17,287)
Leeville	USA	4,141	-	(219)	-	3,922	38,869	(34,947)
Diablillos	Argentina	6,582	-	-	-	6,582	7,224	(642)
Berenguela	Peru	1,828	-	-	-	1,828	2,006	(178)
Revelo Portfolio	Chile	401	(267)	-	-	134	186	(52)
Tartan Lake	Canada	914	-	-	-	914	1,003	(89)
Timok	Serbia	141	-	(1)	-	140	195	(55)
Other*	Various	2,308	125	-	-	2,433	2,506	(73)
		46,216	(142)	(3,662)	-	42,412	95,735	(53,323)
Other Property Interests
Perry Portfolio	Canada	498	(18)	-	(45)	435	2,199	(1,764)
Revelo Portfolio	Chile	709	267	-	-	976	976	-
Other*	Various	676	-	-	-	676	3,324	(2,648)
		1,883	249	-	(45)	2,087	6,499	(4,412)
Total		$48,099	$107	$(3,662)	$(45)	$44,499	$102,234	$(57,735)
*Included in other are various royalty and other property interests held in Finland, Sweden, Argentina, Chile, Mexico, Canada and the U.S.A.
**Includes previously recognized recoveries and impairment charges.
As at and for the year ended December 31, 2023:

	Country	December 31, 2022	Net Additions (Recoveries)	Depletion	Impairment	December 31, 2023	Historical cost	Accumulated depletion and other**
Royalty Interests
Gediktepe	Türkiye	$34,528	$-	$(4,627)	$-	$29,901	$43,746	$(13,845)
Leeville	USA	4,546	-	(405)	-	4,141	38,869	(34,728)
Diablillos	Argentina	6,582	-	-	-	6,582	7,224	(642)
Berenguela	Peru	1,828	-	-	-	1,828	2,006	(178)
Revelo Portfolio	Chile	1,137	(709)	-	(27)	401	453	(52)
Tartan Lake	Canada	914	-	-	-	914	1,003	(89)
Timok	Serbia	148	-	(7)	-	141	195	(54)
Other*	Various	2,008	300	-	-	2,308	2,381	(73)
		51,691	(409)	(5,039)	(27)	46,216	95,877	(49,661)
Other Property Interests
Perry Portfolio	Canada	741	(200)	-	(43)	498	2,199	(1,701)
Revelo Portfolio	Chile	-	709	-	-	709	709	-
Other*	Various	993	(317)	-	-	676	3,324	(2,648)
		1,734	192	-	(43)	1,883	6,232	(4,349)
Total		$53,425	$(217)	$(5,039)	$(70)	$48,099	$102,109	$(54,010)
*Included in other are various royalty and other property interests held in Finland, Sweden, Argentina, Chile, Mexico, Canada and the U.S.A.
**Includes previously recognized recoveries, impairment charges and translation adjustments.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	10

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
6. Royalty and Other Property Interests (continued)
Royalty Interest
Timok Royalty
EMX’s Timok Royalty is located in the Bor Mining District of Serbia and covers the Cukaru Peki copper-gold deposit. On September 1, 2023 the Company executed an amended and restated royalty agreement for its Timok Royalty property with Zinjin Mining Group Ltd ("Zijin"). The Company and Zijin agreed that the Timok Royalty will consist of a 0.3625% NSR royalty that is uncapped and cannot be repurchased or reduced.
Gediktepe Royalty
The Company holds two royalties at Gediktepe in Türkiye, which cover assets currently being operated by Lidya Madencilik Sanayi ve Ticaret A.Ş., a private Turkish company. These include a perpetual 10% NSR royalty over metals produced from the oxide zone after cumulative production of 10,000 gold-equivalent oxide ounces; and (ii) a perpetual 2% NSR royalty over metals produced from the sulfide zone, payable after cumulative production of 25,000 gold-equivalent sulfide ounces. Upon achievement of production of 10,000 gold-equivalent oxide ounces, a $4,000 milestone payment was earned and received. Upon achievement of production of 25,000 gold-equivalent sulfide ounces, a $3,000 milestone payment will become payable, with a second $3,000 milestone payment becoming payable on the first anniversary of the sulfide production milestone.
Leeville Royalty
The Company holds a 1% gross smelter return ("GSR") royalty on portions of West Leeville, Carlin East, Four Corners, Turf and other underground gold mining operations and deposits in the Northern Carlin Trend of Nevada. The Leeville royalty property is included in the Nevada Gold Mines LLC and Barrick-Newmont Nevada joint venture. Royalty income from the Leeville Mine incurs a 5% direct gold tax.
Balya Royalty
The Company holds a 4% NSR royalty on the Balya property that is uncapped and is not subject to a buy back agreement previously acquired from the transfer of the Balya royalty property in Türkiye from Dedeman Madencilik San. Ve Tic. A. Ş. to Esan Eczacibaşi Endüstriyel Hammaddeler San. Ve Tic. A.Ş. ("Esan") a private Turkish company.
Gold Bar South Royalty
The Company holds a 1% NSR royalty in the Gold Bar South royalty property, operated by McEwen Mining Inc. ("McEwen"), which covers a sediment-hosted, oxide gold deposit situated southeast of McEwen's Gold Bar open pit mining operation in north-central Nevada.

7. Advances from Joint Venture Partners
Advances from joint venture partners relate to unspent funds received pursuant to approved exploration programs by the Company and its project partners. The Company's advances from project partners consist of the following:

	June 30,	December 31,
	2024	2023
U.S.A.	$1,299	$975
Fennoscandia	18	19
Total	$1,318	$994

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	11

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
8. Derivative Liabilities
As at June 30, 2024, the fair value of derivative liabilities was $834 (December 31, 2023 - $754). During the six months ended June 30, 2024, the Company recognized a loss of $107 (2023 - $398) on the revaluation of derivative liabilities. The fair values of derivative liabilities were estimated using the Black-Scholes pricing model with weighted average assumptions as follows:

	June 30,	December 31,
	2024	2023
Risk free interest rate (%)	3.83	3.67
Expected life (years)	2.79	3.29
Expected volatility (%)	41.29	42.80
Dividend yield	-	-
During the six months ended June 30, 2024, there were no changes in the number of warrants outstanding.
The following table summarizes information about the warrants which were outstanding as at June 30, 2024:

Date Issued	Number of Warrants	Exercisable	Exercise Price (C$)	Expiry Date
April 14, 2022	3,812,121	3,812,121	4.45	April 14, 2027
Total	3,812,121	3,812,121

9. Loan Payable
Sprott Credit Facility
In August 2021, the Company entered into a credit facility with Sprott for $44,000 (the "Sprott Credit Facility") with a maturity date of July 31, 2022. The credit facility carries an annual interest rate of 7%, payable monthly and the Company is required to maintain $1,500 in funds held as a minimum cash balance under the agreement. The Sprott Credit Facility includes a general security agreement over select assets of EMX.
In January 2022, for a fee of 1.5% of the outstanding loan balance or $660 to be paid on maturity, the Company entered into an amended agreement to extend the term of the Sprott Credit Facility to December 31, 2024.
For the six months ended June 30, 2024, the Company recognized interest expense of $2,145 (2023 - $2,511) on the loan which was calculated using the revised annual effective interest rate and was included in finance expenses.
The following table summarizes the Company's loan payable as at June 30, 2024, and changes during the six months then ended:

Sprott Facility
Balance as at December 31, 2023	$32,752
Interest accretion	2,145
Interest paid	(1,227)
Balance as at June 30, 2024	$33,670
In June 2024, the Company announced that it had entered into a $35,000 credit agreement with Franco-Nevada Corp. with a maturity date of July 1, 2029. As at June 30, 2024 the credit agreement had not closed. Closing and the advance of the loan are subject to delivery of certain security. Once received, the Company will use the proceeds of the loan to repay the outstanding balance of the Sprott Credit Facility and for general working capital purposes. Subsequent to the end of the period, the Company closed the new credit agreement with Franco-Nevada.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	12

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
10. Shareholders' Equity
Authorized
As at June 30, 2024, the authorized share capital of the Company was an unlimited number of common shares without par value.
Common Shares
During the six months ended June 30, 2024, the Company:
•Issued 30,000 common shares valued at $45 related to the acquisition of a royalty in Finland.
•Issued 1,315,000 common shares for gross proceeds of $1,634 pursuant to the exercise of stock options.
•Issued 164,500 common shares with a value of $1,535 pursuant to a restricted share unit plan with certain executives and management of the Company.
•Repurchased 106,276 common shares at a cost of $206 which were returned to treasury and cancelled pursuant to the Company's Normal Course Issuer Bid.
During the six months ended June 30, 2023, the Company:
•Issued 67,500 common shares for gross proceeds of $66 pursuant to the exercise of stock options.
Stock Options
The Company adopted a stock option plan (the "Plan") pursuant to the policies of the TSX-V. The maximum number of shares that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time. The vesting terms are determined at the time of the grant, subject to the terms of the plan.
During the six months ended June 30, 2024, the change in stock options outstanding was as follows:

	Number	Weighted Average Exercise Price (C$)
Balance as at December 31, 2023	7,834,500	$2.72
Granted	1,442,400	2.47
Exercised	(1,315,000)	1.70
Forfeited	(70,500)	3.06
Balance as at June 30, 2024	7,891,400	$2.84

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	13

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
10. Shareholders' Equity (continued)
The following table summarizes information about the stock options which were outstanding and exercisable at June 30, 2024:

Date Granted	Number of Options	Exercisable	Exercise Price (C$)	Expiry Date
November 18, 2019	30,000	30,000	1.80	November 18, 2024
November 18, 2019	30,000	30,000	1.80	November 19, 2024
January 21, 2020	60,000	60,000	2.22	January 21, 2025
April 22, 2020	20,000	20,000	2.50	April 22, 2025
June 10, 2020	1,387,500	1,387,500	2.62	June 10, 2025
October 5, 2020	19,000	19,000	3.50	October 5, 2025
May 6, 2021	1,124,000	1,124,000	4.11	May 6, 2026
May 12, 2021	15,000	15,000	4.28	May 12, 2026
August 19, 2021	500,000	500,000	3.66	August 19, 2026
September 8, 2021	10,000	10,000	3.51	September 8, 2026
April 29, 2022	1,730,500	1,730,500	2.56	April 29, 2027
July 5, 2022	100,000	100,000	2.45	July 5, 2027
July 20, 2022	4,000	11,000	2.45	July 20, 2027
September 11, 2023	1,449,000	1,441,000	2.55	September 11, 2028
June 24, 2024	1,442,400	1,427,400	2.47	June 24, 2029
Balance as at June 30, 2024	7,891,400	7,875,400
As at June 30, 2024, the weighted average remaining useful life of exercisable stock options was 2.84 (December 31, 2023 - 2.54).
The weighted average fair value of the stock options granted during the six months ended year ended June 30, 2024 was C$1.09 (2023 - SNil) per stock option. The fair value of stock options granted was estimated using the Black-Scholes option pricing model with weighted average assumptions as follows:

	Six months ended June 30,
	2024	2023
Risk free interest rate (%)	3.36	N/A
Expected life (years)	5.0	N/A
Expected volatility (%)	45.8	N/A
Dividend yield (%)	-	N/A
Restricted share units
In 2017, the Company introduced a long-term restricted share unit plan ("RSUs"). The RSUs entitle employees, consultants directors, or officers to common shares of the Company upon vesting based on vesting terms determined by the Company's Board of Directors at the time of grant. A total of 3,200,000 RSUs are reserved for issuance under the plan and the number of shares issuable pursuant to all RSUs granted under this plan, together with any other compensation arrangement of the Company that provides for the issuance of shares, shall not exceed ten percent (10%) of the issued and outstanding shares at the grant date.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	14

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
10. Shareholders' Equity (continued)
Restricted share units with performance criteria
RSUs with performance criteria cliff vest on the third anniversary of the grant date subject to achievement of performance conditions relating to the Company's total shareholder return and certain other operational milestones. The number of RSUs determined to have vested as at the evaluation date will entitle the holder to acquire for no additional consideration, between zero and one and a half common shares of the Company.
The following table summarizes information about the RSUs with performance criteria which were outstanding at June 30, 2024:

Evaluation Date	December 31, 2023	Granted	Vested	Expired/Cancelled	June 30, 2024
December 31, 2023*	450,000	-	(225,000)	(225,000)	-
December 31, 2024	500,000	-	-	-	500,000
December 31, 2025	562,000	-	-	-	562,000
December 31, 2026	-	647,000	-	-	647,000
Total	1,512,000	647,000	(225,000)	(225,000)	1,709,000
*Based on the achievement performance as evaluated by the Compensation Committee of the Board of Directors of the Company, it was ascertained that 225,000 RSU's with an evaluation date of December 31, 2023 had vested based on preset performance criteria previously established on the grant date.
Restricted share units with no performance criteria
RSUs with no performance criteria will entitle the holder to acquire one common share of the Company for no additional consideration and will vest in three equal tranches on the first, second and third anniversaries of the date of grant.
The following table summarizes information about the RSUs with no performance criteria which were outstanding at June 30, 2024:

Number
Balance as at December 31, 2023	-
Granted	132,000
Balance as at June 30, 2024	132,000
Normal Course Issuer Bid
During the six months ended June 30, 2024, the Company commenced a Normal Course Issuer Bid ("NCIB"). Under the NCIB, the Company may purchase for cancellation up to 5,000,000 common shares over a twelve-month period commencing on February 13, 2024. The NCIB will expire no later than February 12, 2025. The Company repurchased 106,276 shares during the six months ended June 30, 2024 for a total cost of $206. Subsequent to period end, the Company repurchased 167,199 shares for a total cost of $305.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	15

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
11. Revenue and Other Income
During the three and six months ended June 30, 2024 and 2023 the Company had the following sources of revenue and other income:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Royalty revenue*	$5,083	$2,059	$10,687	$3,776
Option and other property income	492	1,011	680	1,700
Interest income	430	338	878	674
	$6,005	$3,408	$12,245	$6,150
*Excludes royalty revenue generated from the Company's equity interest in SLM California (Note 5)
The Company has a number of exploration stage royalties and royalty generation properties being advanced by the Company and within partnered agreements. Many of these projects include staged or conditional payments owed to the Company payable in cash or partner equity pursuant to individual agreements. The Company may also earn conditional payments on producing royalties.
During the three and six months ended June 30, 2024 and 2023 the Company had the following sources of royalty revenue:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Timok	$1,586	$-	$2,853	$-
Gediktepe	1,806	1,175	4,796	2,101
Leeville	1,187	664	2,051	1,198
Balya	311	9	508	162
Gold Bar South	167	134	242	134
Advanced royalty payments	26	77	237	181
	$5,083	$2,059	$10,687	$3,776
During the six months ended June 30, 2024, the Company recognized staged cash payments totaling $210 (2023 - $378), and equity payments valued at $51 (2023 - $798) in connection with property agreements from various partners. These payments have been included in option and other property income within revenue and other income.

12. General and Administrative Expenses
During the six months ended June 30, 2024 and 2023 the Company had the following sources of general and administrative expenses:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Salaries, consultants, and benefits	$778	$645	$1,756	$1,601
Professional fees	467	361	703	536
Investor relations and shareholder information	115	228	338	441
Transfer agent and filing fees	39	33	160	167
Administrative and office	251	235	811	465
Travel	44	74	74	88
	$1,694	$1,576	$3,842	$3,298

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	16

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
13. Royalty Generation and Project Evaluation
During the six months ended June 30, 2024, the Company incurred the following royalty generation costs, which were expensed as incurred:

	Fennoscandia	USA	Eastern Europe and Morocco	South America	Other	Technical support and project evaluation*	Total
Administration costs	$66	$188	$158	$2	$-	$62	$476
Drilling, technical, and support costs	310	324	375	-	40	261	1,310
Personnel	177	489	565	59	96	1,028	2,414
Property costs	559	198	36	531	10	-	1,334
Professional costs	160	17	96	98	10	-	381
Share-based payments	60	128	53	14	17	222	494
Travel	36	8	12	-	3	80	139
Total Expenditures	1,368	1,352	1,295	704	176	1,653	6,548
Recoveries from partners	(91)	(616)	-	-	-	-	(707)
Net Expenditures	$1,277	$736	$1,295	$704	$176	$1,653	$5,841
*Technical support, evaluation, and due diligence related to new and existing opportunities for royalty acquisitions and strategic investments
During the six months ended June 30, 2023, the Company incurred the following royalty generation costs, which were expensed as incurred:

	Fennoscandia	USA**	Eastern Europe and Morocco	South America	Other	Technical support and project evaluation*	Total
Administration costs	$115	$219	$177	$-	$3	$35	$549
Drilling, technical, and support costs	555	4,075	104	2	174	166	5,076
Personnel	247	1,401	340	28	168	945	3,129
Property costs	89	275	28	196	41	-	629
Professional costs	65	54	62	16	22	-	219
Share-based payments	-	-	-	-	-	(40)	(40)
Travel	28	23	-	-	16	88	155
Total Expenditures	1,099	6,047	711	242	424	1,194	9,717
Recoveries from partners	(580)	(4,115)	-	-	-	-	(4,695)
Net Expenditures	$519	$1,932	$711	$242	$424	$1,194	$5,022
* Technical support, evaluation, and due diligence related to new and existing opportunities for royalty acquisitions and strategic investments
** Includes $1,273 in costs related to Scout Drilling LLC, which was sold in 2023.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	17

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
14. Share-based Payments
During the six months ended June 30, 2024, the Company recorded aggregate share-based payments of $1,543 (2023 - $225) as they relate to the fair value of stock options and RSU's vested, and forfeited.
Share-based payments for the six months ended June 30, 2024 are allocated to expense accounts as follows:

	General and Administrative Expenses	Royalty Generation Costs	Total
Fair value of options vested	$681	$469	$1,150
RSUs with performance criteria	367	23	390
RSUs with no performance criteria	1	2	3
Total	$1,049	$494	$1,543
Share-based payments for the six months ended June 30, 2023 are allocated to expense accounts as follows:

	General and Administrative Expenses	Royalty Generation Costs	Total
RSUs with performance criteria	265	(40)	225
Total	$265	$(40)	$225

15. Other Losses
In April 2024, one of the Company's subsidiaries in Türkiye was the subject of a cyber event resulting in the loss of $2,326. The Company has launched a full investigation of the event and is pursuing recovery of its funds through all legally available means in order to mitigate the loss amount to the fullest extent possible.

16. Related Party Transactions
The aggregate value of transactions and outstanding balances relating to key management personnel for the six months ended June 30, 2024 were as follows:

	Salary and fees	Share-based Payments	Total
Management	$545	$304	$849
Outside directors	392	475	867
Seabord Management Corp.*	160	-	160
Total	$1,097	$779	$1,876
*Seabord Management Corp. (“Seabord”) is a management services company partially owned by the CFO and Chairman of the Board of Directors of the Company. Seabord provides accounting and administration staff, and office space to the Company. Neither the CFO nor the Chairman receives any direct compensation from Seabord in relation to services provided to the Company.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	18

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
16. Related Party Transactions (continued)
The aggregate value of transactions and outstanding balances relating to key management personnel for the six months ended June 30, 2023 were as follows:

	Salary and fees	Share-based Payments	Total
Management	$494	$103	$597
Outside directors	362	43	405
Seabord Management Corp.*	151	-	151
Total	$1,007	$146	$1,153
*Seabord Management Corp. (“Seabord”) is a management services company partially owned by the CFO and Chairman of the Board of Directors of the Company. Seabord provides accounting and administration staff, and office space to the Company. Neither the CFO nor the Chairman receives any direct compensation from Seabord in relation to services provided to the Company.
Included in accounts receivable as at June 30, 2024 is $18 (December 31, 2023 - $Nil) owed from key management personnel.

17. Segmented Information
For the six months ended June 30, 2024, the Company had revenue and other income located geographically as follows:

	Fennoscandia	USA	Eastern Europe and Morocco	Other	Total
Royalty revenue*	$186	$2,343	$8,158	$-	$10,687
Option and other property income	86	542	-	52	680
Interest income	5	95	-	778	878
Total	$277	$2,980	$8,158	$830	$12,245
*Excludes royalty revenue generated from the Company's equity interest in SLM California (Note 5)
For the six months ended June 30, 2023, the Company had revenue and other income located geographically as follows:

	Fennoscandia	USA	Eastern Europe and Morocco	Other	Total
Royalty revenue*	$125	$1,388	$2,263	$-	$3,776
Option and other property income	459	643	-	598	1,700
Interest income	2	12	-	660	674
Total	$586	$2,043	$2,263	$1,258	$6,150
*Excludes royalty revenue generated from the Company's equity interest in SLM California (Note 5)

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	19

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
17. Segmented Information (continued)
As at June 30, 2024, the Company had royalty and other property interests, and property and equipment located geographically as follows:

	Fennoscandia	USA	Eastern Europe and Morocco	South America	Other	Total
Royalty and other property interests
As at June 30, 2024	$649	$5,392	$26,598	$9,716	$2,144	$44,499
As at December 31, 2023	$524	$5,611	$30,041	$9,715	$2,208	$48,099
Property and equipment
As at June 30, 2024	$143	$550	$77	$-	$-	$770
As at December 31, 2023	$161	$605	$87	$-	$-	$853

18. Risk and Capital Management: Financial Instruments
The Company considers items included in shareholders' equity as capital. The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.
As at June 30, 2024, the Company had a working capital deficit of $2,421 (December 31, 2023 - $2,270). The Company has continuing royalty income that will vary depending on royalty ounces received and the price of minerals. The Company also receives additional cash inflows from the recovery of expenditures from project partners, investment income including dividends from investments in associated entities and pre-production property deals including anniversary and stage payments.
The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, renegotiate terms of debt, or return capital to shareholders.
The Company is not subject to externally imposed capital requirements other than as disclosed in Note 9.
Fair Value
The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:
a)Level 1: inputs represent quoted prices in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.
b)Level 2: inputs other than quoted prices that are observable, either directly or indirectly. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the market place.
c)Level 3: inputs that are less observable, unobservable or where the observable data does not support the majority of the instruments' fair value.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	20

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
18. Risk and Capital Management: Financial Instruments (continued)
During the six months ended June 30, 2024, derivative liabilities (Note 8) were added to the fair value hierarchy levels. Financial instruments measured at fair value on the statement of financial position are summarized in levels of the fair value hierarchy as follows:

Assets	Level 1	Level 2	Level 3	Total
Investments - shares	$1,875	$2,360	$-	$4,235
Investments - warrants	-	203	-	203
Total	$1,875	$2,563	$-	$4,438

Liability	Level 1	Level 2	Level 3	Total
Derivative liability - warrants	$-	$834	$-	$834
Total	$-	$834	$-	$834
The carrying value of cash, restricted cash, current trade receivables and other assets, accounts payable and accrued liabilities, advances from joint venture partners and loan payable, approximate their fair value because of the short-term nature of these instruments.
The Company's financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, market risk, liquidity risk and currency risk.
Credit Risk
Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. Credit risk arises from cash and cash equivalents and trade receivables. This risk is minimized by holding a significant portion of the cash funds in major Canadian and US banks. The Company's exposure with respect to its trade receivables is primarily related to royalty revenue, recoverable taxes, recovery of royalty generation costs, and the sale of assets.
Interest Rate Risk
The Company is exposed to interest rate risk because of fluctuating interest rates on cash and cash equivalents and restricted cash. The Company monitors its exposure to interest rates and although the interest rate on the Sprott Credit Facility (Note 9) is fixed, the Company anticipates increased exposure to interest rate risk as a result of the credit agreement entered into with Franco Nevada Corp. (Note 9) which will be subject to a floating interest rate.
Market Risk
Market risks are the risks that change in market factors, such as publicly traded securities, will affect the value of the Company’s financial instruments. The Company manages market risks by either accepting it or mitigating it through the use of economic strategies.
The Company is exposed to fluctuating values of its publicly traded marketable securities. The Company has no control over these fluctuations and does not hedge its investments. Based on the June 30, 2024 portfolio values, a 10% increase or decrease in effective market values would increase or decrease net shareholders’ equity by approximately $444.
Liquidity Risk
Liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected cash demands. The Company manages its exposure to liquidity risk through prudent management of its statement of financial position, including maintaining sufficient cash balances and evaluating options for additional resources. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	21

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
18. Risk and Capital Management: Financial Instruments (continued)
As at June 30, 2024, the Company held $35,759 in current assets (December 31, 2023 – $35,048) and $38,180 in current liabilities (December 31, 2023 - $37,318). Management continuously monitors and reviews both actual and forecasted cash flows as well as additional financing opportunities in order to settle all current liabilities.
Commodity Risk
The Company's royalty revenues are derived from a royalty interest and are based on the extraction and sale of precious and base minerals and metals. Factors beyond the control of the Company may affect the marketability of metals discovered. Metal prices have historically fluctuated widely. Consequently, the economic viability of the Company's royalty interests cannot be accurately predicted and may be adversely affected by fluctuations in mineral prices.
Currency Risk
Financial instruments that impact the Company’s net income (loss) due to currency fluctuations include cash and cash equivalents, loans receivable, marketable securities, trade and other receivables, trade and other payables and deferred tax assets and liabilities denominated in Canadian dollars. Based on the Company’s Canadian dollar denominated monetary assets and monetary liabilities at June 30, 2024 a 10% increase or decrease of the value of the Canadian dollar relative to the United States dollar would not have a material impact on net loss.
Balances denominated in another currency other than the Canadian dollar held in foreign operations are considered immaterial.

19. Supplemental Disclosure with Respect to Cash Flows
Changes in non-cash working capital:

	Six months ended June 30,
	2024	2023
Trade receivables and other assets	$1,802	$1,513
Accounts payable and accrued liabilities	(457)	(432)
Advances from joint venture partners	323	(322)
Total	$1,668	$759
Other non-cash operating activities:

	Six months ended June 30,
	2024	2023
Loss on revaluation of derivative liabilities	$107	$398
Gain on sale of subsidiary	(365)	-
Gain on debt modification	-	(124)
Realized loss on sale of investments	1,946	459
Foreign exchange (gain) loss	132	(258)
Total	$1,820	$475

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	22

Notes to the Condensed Consolidated Interim Financial Statements
Unaudited - Expressed in U.S. Dollars ($000s), except where indicated
19. Supplemental Disclosure with Respect to Cash Flows (continued)
Other investing activities:

	Six months ended June 30,
	2024	2023
Option payments received	$10	$44
Interest received on cash and cash equivalents	196	45
Acquisition of royalty and other property interests, net	(80)	-
Purchase and sale of property and equipment, net	-	(170)
Reclamation bonds	11	49
Total	$137	$(32)
During the six months ended June 30, 2024 and 2023, the Company paid interest and income tax as follows:

	Six months ended June 30,
	2024	2023
Interest paid	$1,226	$1,571
Income taxes paid	711	293
Total	$1,937	$1,864

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	23